UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _____________________

Commission file number   0-1402

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company

Employee Savings Plan

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc.

22801 St. Clair Avenue

Cleveland, Ohio 44117

FINANCIAL STATEMENTS AND SCHEDULE

The Lincoln Electric Company Employee Savings Plan

December 31, 2023 and 2022, and

Year Ended December 31, 2023

With Report of Independent Registered Public Accounting Firm

Plan Sponsor and Administrator

The Lincoln Electric Company

Cleveland, Ohio  44117

(216) 481-8100

Plan Number:  005

Employer Identification Number:  34-0359955

The Lincoln Electric Company

Employee Savings Plan

Financial Statements and Schedule

December 31, 2023 and 2022, and

Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Lincoln Electric Company Employee Savings Plan
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying Statements of Net Assets Available for Benefits of The Lincoln Electric Company Employee Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) and Schedule of Delinquent Contributions as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2023.
/s/ Bober, Markey, Fedorovich & Company
Cleveland, Ohio
June 27, 2024

The Lincoln Electric Company

Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Investments at fair value	$1,009,871,945	$847,427,413
Fully benefit-responsive investment contract, at contract value	-	1,158,400
Receivables:
Notes receivable from participants	13,522,803	12,343,852
Employer contributions receivable	176,570	107,698
Total receivables	13,699,373	12,451,550
Total assets	1,023,571,318	861,037,363

Net assets available for benefits	$1,023,571,318	$861,037,363

See notes to these financial statements.

The Lincoln Electric Company

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2023

Additions
Interest and dividends	$15,124,887
Interest on notes receivable from participants	807,698
Contributions:
Participants	36,101,101
Employer	12,411,160
Net appreciation in fair value of investments	181,684,906
Total additions	246,129,752

Deductions
Participant withdrawals	83,369,522
Administrative expenses	226,275
Total deductions	83,595,797

Net increase	162,533,955

Net assets available for benefits at beginning of year	861,037,363
Net assets available for benefits at end of year	$1,023,571,318

See notes to these financial statements.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements

Note 1 — Description of Plan

The following description of The Lincoln Electric Company Employee Savings Plan, (“the Plan”), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (“the Company”), as defined by the Plan. The Plan provides that regular, full-time employees are eligible to make participant contributions immediately and all other eligible employees after completion of 1,000 hours in any year of service with the Company. Such employees will be eligible for Company contributions following six months of regular, full-time employment or 1,000 hours in any year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2022, the Company amended the Plan to receive residual assets from The Lincoln Electric Company Retirement Annuity Program (“RAP”), a frozen defined benefit plan of the Company, which was terminated effective as of the close of business on December 31, 2020. The residual assets from the RAP (following satisfaction of all RAP benefit liabilities) were deposited into a suspense account under the Plan in 2022 and will be used to fund certain employer contributions beginning in the 2022 Plan year and ending no later than the 2028 Plan year. The suspense account balance as of January 1, 2023 was $56,905,097. During 2023, $16,990,126 from the suspense account was used to fund employer contributions, and the balance in the suspense account as of December 31, 2023 was $39,914,971.

On December 31, 2023, the Fori Automation, Inc. Profit Sharing Trust & 401(k) Plan was merged into the Plan and terminated, the assets were not transferred until 2024.

Contributions and Vesting

Participant Contributions

Each year, participants may make pre-tax and after-tax Roth contributions to the Plan of 1% to 80% (in whole percentages) of their base pay and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ("IRS") ($22,500 for 2023). Participants who are at least 50 years old by the end of the Plan year are allowed to make catch-up contributions for that year (up to an additional $7,500 for 2023). Participants are immediately vested in their contributions plus actual earnings thereon. Participants have the right to direct Fidelity Management Trust Company (“the Trustee”) to invest their contributions to the Plan in any of the investment funds available under the Plan in 1% increments or to invest contributions in a self-directed brokerage account. Eligible employees of The Lincoln Electric Company who become eligible participants in the Plan will be automatically enrolled in the Plan unless action is taken by the employee to elect not to contribute to the Plan. Participants enrolled under this approach will have 4% of their base salary contributed to the Plan.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code (“IRC”). In order to comply with these standards, tests are performed to provide a limit on the amount of benefits provided to highly compensated employees. As a result, certain participants who are defined as highly compensated employees may have a portion of their contributions refunded to them after the end of the Plan year and are recorded as Corrective distributions payable in the Statements of Net Assets available for Benefits.

Company Contributions

In general, participants may receive up to 6% of their annual compensation, which is defined as base pay and bonus compensation, in Company contributions through:

(1)	Company matching contributions of 100% of the first 3% of participant compensation contributed to the Plan; and

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

(2)	Automatic Company contributions equal to 3% of annual compensation.

In addition, certain employees who were participants in the Company’s RAP receive employer contributions equal to 6% of annual compensation for a minimum of five years or to the end of the year in which they complete 30 years of service. In general, Company contributions are 100% vested when made. A small percentage of participants (from acquired companies) have different Company contribution and vesting provisions applicable to them, as described in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan or to pay Plan expenses. The benefit to which a participant is entitled is the amount credited to the participant’s account.

Participant Loans

Active participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less or if the participant dies while in service and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the applicable age for receiving IRS required minimum distributions is attained or the calendar year in which the participant’s employment is terminated, if later. Participants or their beneficiaries may elect to receive the portion of their distributions which are attributable to common shares of Lincoln Electric Holdings, Inc. allocated to their account in the form of whole shares with any fractional shares paid in cash or all in cash. During employment, participants may withdraw certain amounts from their accounts if they are over age 59 ½, disabled or have a financial hardship and may withdraw rollover contributions at any time.

Plan Termination

The Company has the right to amend, modify, suspend or terminate the Plan, subject to the provisions of ERISA, at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation methodologies used for the investment assets measured at fair value are as follows:

Units of registered investment companies (“mutual funds”): Valued at quoted market prices in active markets, which represent the net asset values of the units held by the Plan on the last business day of the Plan year.

Self-directed brokerage account: Consists primarily of the following: (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at quoted market prices, which represent the net asset values of the units held by the Plan on the last business day of the Plan year.

Lincoln Electric Stock: Consists of common shares of Lincoln Electric Holdings, Inc., which is determined based on the quoted market price as of year-end.

Common/collective trusts: Valued at net asset value ("NAV") per share or its equivalent of the funds, which are based on the fair value of the funds underlying assets. There are no redemption restrictions or unfunded commitments on these investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Open trades of Lincoln Electric Holdings, Inc. common shares that have not settled are reflected in the Statements of Net Assets Available for Benefits as either an Other receivable or Other liability. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year. See Note 6 for additional disclosures relative to the fair value of the investments held in the Plan.

Benefit Payments

Benefits are recorded by the Plan when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. If a participant ceases to make loan repayments and the loan is deemed to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

All direct costs and expenses incurred in connection with the administration of the Plan and trust were primarily paid by the Company in 2023.

Note 3 — Income Tax Status

The Plan received a determination letter from the IRS dated March 10, 2017, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan, as amended, is qualified and the related trust is tax exempt. Accordingly, no provision for income taxes has been made in the accompanying statements. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2019.

Note 4 — Transactions with Parties-in-Interest

At December 31, 2023, the Plan held 846,329 common shares of Lincoln Electric Holdings, Inc. with a fair value of $184,064,032. For the year ended December 31, 2023, transactions involving common shares of Lincoln Electric Holdings, Inc. included purchases and sales of approximately $4,857,752 and $10,583,857, respectively, and the Plan received dividends of $2,105,580. At December 31, 2022, the Plan held 881,086 common shares of Lincoln Electric Holdings, Inc. with a fair value of $127,319,156.

Party-in-interest transactions also include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions under ERISA.

Note 5 — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s investments in Lincoln Electric Holdings, Inc. common shares are exposed to market risk in the event of a decline in the value of Lincoln Electric Holdings, Inc. common shares. Participants assume all risk in connection with any decrease in the market price of any investment.

Note 6 — Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability; and
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2023 and 2022:

	Assets at Fair Value as of December 31, 2023
	Level 1	Total
Mutual funds	$344,282,572	$344,282,572
Self-directed brokerage accounts	31,430,105	31,430,105
Lincoln Electric Stock	184,064,032	184,064,032
Total investments in the fair value hierarchy	559,776,709	559,776,709
Common/collective trusts measured at NAV		450,095,236
Total investments at fair value		$1,009,871,945

	Assets at Fair Value as of December 31, 2022
	Level 1	Total
Mutual funds	$314,937,754	$314,937,754
Self-directed brokerage accounts	23,797,371	23,797,371
Lincoln Electric Stock	127,319,156	127,319,156
Total investments in the fair value hierarchy	466,054,281	466,054,281
Common/collective trusts measured at NAV		381,373,132
Total investments at fair value		$847,427,413

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Note 7 — Fully Benefit-Responsive Investment Contract

As of December 31, 2022, the Plan offered an investment option of a group annuity contract with Great-West Life & Annuity Insurance Company, a related entity of the Plan’s trustee. The contract was a traditional investment contract that met the fully benefit-responsive investment contract criteria and therefore was reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. As a traditional investment contract, the Plan owned only the contract itself. As of December 31, 2023, the Plan no longer offered this investment option.

Note 8 — Late Participant Contributions

During 2023, the Company failed to remit certain participant contributions to the Plan on a timely basis. The late remittances and related lost earnings for the year were remitted during 2023.

The Lincoln Electric Company

Employee Savings Plan

EIN:  34-0359955          Plan Number:  005

Form 5500, Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program and Prohibited Transaction Exemption 2002-51
Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program
	$ -	$ 86,324	$ -

The Lincoln Electric Company

Employee Savings Plan

 EIN:  34-0359955          Plan Number:  005

Form 5500, Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2023

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Common/Collective Trusts:
Vanguard	Vanguard Retirement Savings Trust IV	**	$57,079,006
*Fidelity	T. Rowe Price Blue Chip Growth Trust T2	**	96,972,448
*Fidelity	Vanguard Target Retirement 2025 Trust II	**	40,524,743
*Fidelity	Vanguard Target Retirement 2030 Trust II	**	43,300,238
*Fidelity	Vanguard Target Retirement 2035 Trust II	**	35,460,664
*Fidelity	Vanguard Target Retirement 2040 Trust II	**	32,258,079
Wellington Trust Company, NA	Wellington Mid-Cap Opportunities Portfolio	**	24,490,085
*Fidelity	Vanguard Target Retirement 2050 Trust II	**	30,611,497
*Fidelity	Vanguard Target Retirement 2045 Trust II	**	26,571,335
*Fidelity	Vanguard Target Retirement 2055 Trust II	**	25,059,603
*Fidelity	Vanguard Target Retirement 2020 Trust II	**	10,226,655
*Fidelity	Vanguard Target Retirement 2060 Trust II	**	16,436,541
*Fidelity	Vanguard Institutional Target Retirement Inc	**	6,616,138
*Fidelity	Vanguard Target Retirement 2065 Trust II	**	4,168,847
*Fidelity	Vanguard Target Retirement 2070 Trust II	**	316,268
*Fidelity	Managed Income Portfolio CL 2	**	3,089
			450,095,236
Registered investment companies:
*Fidelity	Fidelity Equity Index Fund	**	89,657,053
*Fidelity	MetWest Low Duration Bond Fund I	**	38,719,107
*Fidelity	Dodge & Cox Balanced Fund	**	36,695,043
*Fidelity	Vanguard Small Cap Index Institutional	**	32,228,873
*Fidelity	WA Core PLS Bond IS	**	34,241,725
*Fidelity	American Washington Mutual Fund	**	33,819,216
*Fidelity	Vanguard Mid-Cap Value Index Fund Admiral Shares	**	17,318,344
*Fidelity	Fidelity Diversified International	**	20,839,272
*Fidelity	American EuroPacific Growth Fund	**	14,601,042
*Fidelity	Vanguard Tot Intl	**	10,372,995
*Fidelity	Fidelity Extended Market Index	**	11,302,281
*Fidelity	Fidelity Government Money Market Fund K6	**	3,690,107
*Fidelity	Fidelity Money Market Government Portfolio Class I	**	797,514
			344,282,572

*Fidelity BrokerageLink	Self-directed brokerage accounts	**	31,430,105
*Lincoln Electric Stock	846,329 Common Shares	**	184,064,032
*Participant loans	Loans bearing interest at rates ranging from 4.25% to 10.5%	-	13,522,803
Total assets			$1,023,394,748
* Denotes party-in-interest
** Cost information is omitted due to transactions being participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company
Employee Savings Plan

By:	The Lincoln Electric Company,
Plan Administrator

By:	/s/ Gabriel Bruno
Gabriel Bruno
Executive Vice President,
Chief Financial Officer

Date: June 27, 2024

Exhibits

Exhibit No.	Description

23.1	Consent of Bober, Markey, Fedorovich, Independent Registered Public Accounting Firm